Alternative Investment Solutions

Applicability:

Proxy Voting Policy

Area of Focus: Portfolio Management

Date Last Reviewed:	December 31, 2008

Applicable Regulations

Rule 206(4)-6 under the Investment Advisers Act of 1940

Form N-PX

ERISA Department of Labor Bulletin 94-2

Rule 30b1-4 under the Investment Company Act of 1940

Institutional Shareholder Services, Inc. (SEC No Action Letter dated September 15, 2004)

Explanation/Summary of Regulatory Requirements

An SEC-registered investment advisor that exercises voting authority over clients’ proxies must adopt written policies and procedures that are reasonably designed to ensure that those proxies are voted in the best economic interests of clients. An advisor’s policies and procedures must address how the advisor resolves material conflicts of interest between its interests and those of its clients. An investment advisor must comply with certain record keeping and disclosure requirements with respect to its proxy voting responsibilities. In addition, an investment advisor to ERISA accounts has an affirmative obligation to vote proxies for an ERISA account, unless the client expressly retains proxy voting authority.

Alternative Investment Solutions (“AIS”) conducts its business through three SEC-registered investment advisors (referenced in the “Policy Summary” section below), that exercise voting authority over Clients’1 securities. As such, the AIS Proxy Policy is set forth below.

Policy Summary

AIS Clients invest all or substantially all of their assets in limited partnership interests, limited liability company interests, shares or other equity interests issued by unregistered Funds (“Underlying Funds”). The voting rights of investors in Underlying Funds generally are rights of contract set forth in the limited liability company agreement, the limited partnership agreement and other governing documents of such Underlying Funds.

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1 As used in this policy, “Clients” include private investment funds (“Private Funds”) exempt from the definition of an investment company pursuant to Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”), closed-end investment companies (“RICs”) registered under the 1940 Act, business development companies electing to be subject to certain provisions of the 1940 Act, Private Funds that are “plan assets” under ERISA and other institutional and high net worth investors

This policy will be reviewed no less frequently than annually and is scheduled to be reviewed on November 30, 2009 or promptly thereafter.

This policy is the property of Bank of America and must not be provided to any external party without express prior consent from AIS Legal or Compliance.

AIS Clients may also invest in high quality, short-term instruments for cash management purposes and may be authorized to acquire securities for hedging or investment purposes. Securities held by a Client that are not Underlying Fund interests are referred to as “Direct Investments”.

On rare occasions, an AIS Client may hold securities distributed to it by an Underlying Fund as an “in kind” distribution. The Advisors will generally attempt to liquidate Direct Investments received as “in kind” distributions within 30 days. (See Best Execution Policy for further details.) An Advisor may vote a proxy in the event a proxy vote be solicited for shareholders of record during the limited time that the AIS Client held the security prior to the security’s liquidation.

This policy applies to the following legal entities: Banc of America Investment Advisors, Inc.(“BAIA”), Bank of America Capital Advisors LLC (“BACA”) & US Trust Hedge Fund Management, Inc. (“USTHFM”). Other policies apply to the voting of securities held by Advisor Clients that are not AIS Clients.

Policy

For Hedge Fund Clients2, it is AIS’s policy to waive its Clients’ voting rights related to their investments in Underlying Funds by getting a written confirmation from each Underlying Fund that it concurs to the waiver of voting rights. This confirmation shall be obtained either at the time of investment, or at a reasonable time thereafter, by AIS sending a notification of waiver of voting rights. In no circumstances shall this confirmation be obtained after any Client, in conjunction with other Clients or affiliates of AIS, holds 5% of the outstanding interests in such Underlying Fund.

For Private Equity Clients and CMMS, except with respect to Adverse Measures (defined below), in determining how AIS should vote a security, AIS Portfolio Management shall:

• recommend against adoption of a measure if Portfolio Management determines in its discretion that such measure, if adopted:

would result in the affected AIS Client holding a security in violation of such Client’s investment objective(s), policies or restrictions; or

has a reasonable probability of materially diminishing the economic value and/or utility of the related security in the hands of such Client over the anticipated holding period of such security; and

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2 For the purposes of this policy, “Hedge Fund Clients” do not include Private Funds or RICs that are sub-advised by third parties.

This policy will be reviewed no less frequently than annually and is scheduled to be reviewed on November 30, 2009 or promptly thereafter.

This policy is the property of Bank of America and must not be provided to any external party without express prior consent from AIS Legal or Compliance.

• recommend adoption of a measure if Portfolio Management in its discretion determines that such measure, if adopted:

would not result in the affected AIS Client holding a related security in violation of such Client’s investment objective(s), policies or restrictions; and

has a reasonable probability of enhancing (or not materially diminishing) the economic value and/or utility of the related security in the hands of such AIS Client over the anticipated holding period of such security.

As described above in the “Policy Summary” section, most votes cast by the Advisors on behalf of Clients will relate to the voting of limited partnership interests, limited liability company interests, shares or similar equity interests in Underlying Funds in which AIS Clients invest. Such votes are typically by written consent and no investor meeting is generally called. Although determining whether or not to give consent may not be considered to be “proxy voting”, such action is governed by this Proxy Voting Policy. It is also anticipated that frequently an Underlying Fund will request the AIS Client either to vote in favor of measures that reduce the rights, powers and authority, and/or increase the duties and obligations, associated with the security in question (“Adverse Measures”) or to redeem its interests in the Underlying Fund.

It is expected that AIS Portfolio Management will ordinarily recommend voting a security in favor of an Adverse Measure only if:

•          Portfolio Management believes that voting for the Adverse Measure is the only way to continue to hold such security, and that their is a reasonable probability that the benefits that would be conferred on the affected AIS Client by continuing to hold such security would outweigh the adverse affect(s) of such Adverse Measure (e.g., increased fees, reduced liquidity); and

•          Adoption of such Adverse Measure would not result in such Fund holding the related security in violation of its investment objective(s), policies or restrictions.

Based on the foregoing, it is expected that Portfolio Management ordinarily will recommend adoption of routine, non-Adverse Measures supported by management, such as proposals to appoint or ratify the appointment of auditors.

Conflicts of Interest:

Portfolio Management is under an obligation to (a) be alert to potential conflicts of interest on the part of AIS, be mindful of other potential conflicts of interest as they pertain to affiliates of the Advisors or in his or her own personal capacity, with respect to a decision as to how a proxy should be voted, and (b) bring any such conflict of interest

This policy will be reviewed no less frequently than annually and is scheduled to be reviewed on November 30, 2009 or promptly thereafter.

This policy is the property of Bank of America and must not be provided to any external party without express prior consent from AIS Legal or Compliance.

or other conflict of interest which he or she is aware to the attention of the other members of the Investment Committee and the AIS Compliance SME.

AIS will not implement any decision to vote a proxy in a particular manner unless and until the Compliance SME has assessed:

•	whether AIS (or AIS personnel) are subject to a conflict of interest in voting such proxy; and if so then
•	assess whether such conflict is material or not, and if so then
•	address the material conflict in a manner designed to serve the best interests of the affected AIS Client.

Notice to Investors:

AIS will deliver a summary of AIS’s proxy voting policies and procedures to each prospective investor by delivering the Advisors’ Form ADV Part II to prospective investors. The summary is contained in Schedule F of the referenced document.

Responses to Investor Requests:

AIS will, upon the reasonable request of a prospective investor or current investor, provide such prospective investor or current investor with a copy of the then-current version of this Policy.

AIS will, upon the reasonable request of a current investor, provide the current investor with how AIS has voted proxies, for the prior one year period, on behalf of the specific AIS Client that said investor has invested in.

AIS will track proxy policy and proxy voting record requests it receives from current and prospective investors.

Means of Achieving Compliance

AIS will establish procedures to implement this policy to ensure that proxy voting is performed in accordance with the policy expressed above.

Supervision

For Private Equity Clients, each Portfolio Management Director is responsible for implementing this policy for his or her platform and the Private Equity Investment Committee is responsible for overseeing the implementation of this policy. For Hedge Fund Clients, each Portfolio Management Director is responsible for implementing this

This policy will be reviewed no less frequently than annually and is scheduled to be reviewed on November 30, 2009 or promptly thereafter.

This policy is the property of Bank of America and must not be provided to any external party without express prior consent from AIS Legal or Compliance.

policy for his or her platform and the Hedge Fund Investment Committee is responsible for overseeing the implementation of this policy. Escalation

The applicable AIS Portfolio Management Directors must promptly report all unapproved exceptions to this policy to their respective Investment Committees and the AIS Compliance SME, who together will determine the remedial action to be taken, if any. The Compliance SME will report all material exceptions to the Chief Compliance Officer.

AIS may deviate from this policy only with the written approval, upon review of the relevant facts and circumstances, of the Chief Compliance Officer.

The Chief Compliance Officer will report any exception that is not resolved to his or her satisfaction, that cannot be resolved, or that otherwise suggests a material internal compliance controls issue, to AIS Senior Management.

Monitoring/Oversight

The AIS Compliance SME is responsible for monitoring compliance with this policy on an ongoing basis. As needed, but not less than annually, the Compliance SME will request from Portfolio Management a list of all proxies voted during a given period. The Compliance SME will examine the way AIS has voted and compare to the AIS Proxy Policy to ensure that AIS has been consistent with this policy. Evidence of the review will be kept via a Compliance Monitoring Checklist.

Recordkeeping

Records should be retained for a period of not less than six years.  Records should be retained in an appropriate office of AIS for the first three years. Examples of the types of documents to be maintained as evidence of AIS’s compliance with this policy may include:

•	Portfolio Management Memorandum Describing Proxy Vote Request
•	Compliance SME Files Pertaining to Proxy Voting
•	Minutes of AIS Investment Committee Meetings
•	Compliance Monitoring Checklist
•	Proxy Voting Record
•	Records Required for Form N-PX (Registered Clients Only)
•	Other documents as proscribed in Rule 204(2)(c)-17

This policy will be reviewed no less frequently than annually and is scheduled to be reviewed on November 30, 2009 or promptly thereafter.

This policy is the property of Bank of America and must not be provided to any external party without express prior consent from AIS Legal or Compliance.